Exhibit 4.3

Conagra Brands, Inc.

Description of Securities

The summary of the general terms and provisions of the common stock of Conagra Brands, Inc. (“Conagra Brands,” “we,” and “our”) set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (our “certificate of incorporation”) and Amended and Restated By-laws (our “by-laws,” and together with our certificate of incorporation, our “Charter Documents”), each of which is incorporated herein by reference and attached as an exhibit to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. We encourage you to read our Charter Documents and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.

General

Our authorized capital stock consists of 1,200,000,000 shares of common stock, par value $5.00 per share; 150,000 shares of Class B preferred stock, $50.00 par value; 250,000 shares of Class C preferred stock, $100.00 par value; 1,100,000 shares of Class D preferred stock, without par value; and 16,550,000 shares of Class E preferred stock, without par value.

Dividends on Capital Stock

The board of directors may declare and pay dividends on our common stock out of funds legally available for that purpose, subject to the rights of holders of preferred stock.

Common Stock

The holders of our common stock are entitled to one vote for each share for all matters submitted to stockholders for a vote at every meeting of the stockholders. Our by-laws provide that, except as required by our Charter Documents or the rules or regulations of any stock exchange applicable to Conagra Brands, or as otherwise provided by law or pursuant to any regulation applicable to Conagra Brands or our securities, all matters will be decided by the vote of the majority of the votes cast. Each director is to be elected by the vote of the majority of the votes cast with respect to that director’s election; provided, if the number of persons properly nominated to serve as directors exceeds the number of directors to be elected, then each director shall be elected by the vote of a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Upon liquidation, the holders of our common stock are entitled to share ratably in assets available for distribution to stockholders after satisfaction of any liquidation preferences of any outstanding preferred stock. The issuance of any shares of any series of preferred stock in future financings, acquisitions or otherwise may result in dilution of voting power and relative equity interest of the holders of shares of our common stock and will subject our common stock to the prior dividend and liquidation rights of the outstanding shares of the series of preferred stock.

Our common stock has no conversion rights nor are there any redemption or sinking fund provisions with respect to the common stock. Holders of our common stock have no pre-emptive right to subscribe for or purchase any additional stock or securities of Conagra Brands.

Preferred Stock

We may issue preferred stock in series with rights and preferences as authorized by our board of directors. including:

•	the title of the series;

•	the voting rights of the holders of the preferred stock;

•	the dividends, if any, which will be payable with regard to the series;

•	the terms, if any, on which the series may or will be redeemed;

•	the preference, if any, to which holders of the series will be entitled upon our liquidation;

•	the right, if any, of holders of the series to convert them into another class of our stock or securities; and

•	any other material terms of the series.

Provisions of Our Amended and Restated Certificate of Incorporation and Delaware Law That May Have an Anti-Takeover Effect

Article XII of our certificate of incorporation prescribes relevant factors, including social and economic effects on employees, customers, suppliers and other constituents of Conagra Brands, to be considered by the board of directors when reviewing any proposal by another corporation to acquire or combine with Conagra Brands.

Article XIII of our certificate of incorporation requires that any action required or permitted to be taken by Conagra Brands stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any consent in writing by the stockholders.

Article XIV of our certificate of incorporation provides in general that any direct or indirect purchase by Conagra Brands or any subsidiary of Conagra Brands of any of its voting stock, as defined in Article XIV, or rights to acquire voting stock, known to be beneficially owned by any person or group that holds more than 3% of a class of its voting stock, referred to in this paragraph as an “interested stockholder,” and that has owned the securities being purchased for less than two years, must be approved by the affirmative vote of at least a majority of the votes entitled to be cast by the holders of the voting stock, excluding voting stock held by an interested stockholder. Article XIV is intended to prevent “greenmail,” which is a term used to describe the accumulation of a block of a corporation’s stock by a speculator and the subsequent attempt by the speculator to coerce the corporation into repurchasing its shares, typically at a substantial premium over the market price.

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that the person became an interested stockholder, unless:

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prior to the time that the person became an interested stockholder the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation’s officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the time, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of its outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation’s voting stock.

The provisions of our certificate of incorporation and Delaware law described in this section may be deemed to have anti-takeover effects. These provisions may discourage or make more difficult an attempt by a stockholder or other entity to acquire control of Conagra Brands. These provisions may also make more difficult an attempt by a stockholder or other entity to remove management.